NO ACT

PE
1-11-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11005903

March 8, 2011

Beverly L. O'Toole
Managing Director
Associate General Counsel
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-08-2011

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 11, 2011

Dear Ms. O'Toole:

This is in response to your letter dated January 11, 2011 concerning the shareholder proposal submitted to Goldman Sachs by James McRitchie. We also have received letters on the proponent's behalf dated January 14, 2011, January 18, 2011, and January 21, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 8, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 11, 2011

The first proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of Goldman Sachs' outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting. The second proposal is identical to the first proposal except that it has an expanded supporting statement

We are unable to concur in your view that Goldman Sachs may exclude the proposals under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposals are materially false or misleading. In addition, we are unable to conclude that the proposals are so inherently vague or indefinite that neither the shareholders voting on the proposals, nor the company in implementing the proposals, would be able to determine with any reasonable certainty what actions or measures the proposals require. Accordingly, we do not believe that Goldman Sachs may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Goldman Sachs may exclude the second proposal under rules 14a-8(b) and 14a-8(f). Under the specific circumstances described in your letter, we are unable to concur in your view that the proponent was required to provide additional documentary support evidencing that he satisfied the minimum ownership requirement as of the date that he revised his proposal. Accordingly, we do not believe that Goldman Sachs may omit the second proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 21, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
The Goldman Sachs Group, Inc. (GS)
Special Shareowner Meeting
James McRitchie

Ladies and Gentlemen:

This further responds to the January 10, 2011 request to avoid this rule 14a-8 proposal.

The company claims that it need not accept revisions to shareholder proposals. *Alcoa Inc.* (January 12, 2011) provides support for the position that a company must accept a revised proposal prior to the company due date for rule 14a-8 proposals. Alcoa said it only accepted the original proposal in its no action request. Ironically *Alcoa* allowed the company to avoid a rule 14a-8 proposal. However, the no action decision was applied explicitly to the revised proposal submitted to Alcoa prior to the company rule 14a-8 due date.

Thus *Alcoa* supports the position that a company must accept a revised proposal prior to the company due date for rule 14a-8 proposals. Additionally the revised proposal submitted to Alcoa changed the resolved statement and not merely the supporting statement.

This is to request that the Securities and Exchange Commission allow the revised resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: James McRitchie
Beverly O'Toole <beverly.otoole@gs.com>

January 12, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alcoa Inc.
Incoming letter dated December 9, 2010

The proposal requests that the board make special efforts to adopt "Simple Majority Vote" and specifies that "Simple Majority Vote" will enable each shareholder voting requirement impacting the company that calls for a greater than simple majority vote to be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

There appears to be some basis for your view that Alcoa may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming annual shareholders' meeting include proposals sponsored by Alcoa seeking approval of amendments to Alcoa's articles of incorporation. You also represent that the proposal would directly conflict with Alcoa's proposals. You indicate that inclusion of the proposal and Alcoa's proposals in Alcoa's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results if the proposal and Alcoa's proposals were approved. Accordingly, we will not recommend enforcement action to the Commission if Alcoa omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Alcoa relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 18, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The Goldman Sachs Group, Inc. (GS)
Special Shareowner Meeting
James McRitchie

Ladies and Gentlemen:

This further responds to the January 10, 2011 request to avoid this rule 14a-8 proposal to improve corporate governance.

In regard to the company (i)(3) issue, attached is a more recent no action decision than those presented by the company. *American Express Company* (February 6, 2009) is a more recent (i)(3) case and appears to be consistent with the text in the proposal to Goldman Sachs.

This is to request that the Securities and Exchange Commission allow the revised resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: James McRitchie
Beverly O'Toole <beverly.otoole@gs.com>

February 6, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 22, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of American Express' outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

We are unable to concur in your view that American Express may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that American Express may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that American Express may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that American Express may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that American Express may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that American Express may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Jay Knight
Attorney-Adviser

[GS: Rule 14a-8 Proposal, October 18, 2010, December 7, 2010 Revision]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay. Only 24% of CEO pay was incentive based.

John Bryan, age 73 and with no other current major corporate directorship experience, was marked as a "Flagged (Problem) Director" because of his General Motors directorship as GM slid into bankruptcy and had to be bailed out by the U.S government. Mr. Bryan was still allowed seats on our three most important Board Committees. Mr. Bryan also attracted our highest negative votes.

In fact 8 of our 11 directors were on each of our three most important Board Committees. The Corporate Library said that there were concerns about whether the important duties assigned to each committee can be well executed by such a large and busy group.

A new director, Lee Scott, brings experience from the Wal-Mart board rated D by The Corporate Library. Another relatively new director, James Schiro, brings experience from the PepsiCo board also rated D by The Corporate Library.

Even with the negative of two inside directors, we still had no proxy access, no cumulative voting, no shareholder written consent, no independent board chairman or even a lead director.

Please encourage our board to respond positively to this proposal in order to initiate improved governance and turnaround the above type practices: **Special Shareowner Meetings – Yes on 3.***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 14, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Goldman Sachs Group, Inc. (GS)
Special Shareowner Meeting
James McRitchie

Ladies and Gentlemen:

This responds to the January 10, 2011 request to block this rule 14a-8 proposal.

The company does not explain how a revision might be determined to be a new proposal when the resolved statements of each are identical:

[GS: Rule 14a-8 Proposal, October 18, 2010]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

[GS: Rule 14a-8 Proposal, October 18, 2010, December 7, 2010 Revision]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

The company does not claim that the December 7, 2010 revision was after the rule 14a-8 due date.

Rule 14a-8 has two key requirements, first:
"In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

And second:
"Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting."

Mr. James McRitchie's October 15, 2010 cover letter committed him to hold the required stock "until after the date of the respective [2011] shareholder meeting" and his broker letter was dated October 18, 2010. Mr. McRitchie will have owned his stock for more than one year and 6 months by the time of the 2011 annual meeting. One year and 6 months covers the continuous time that Mr. McRitchie has owned company stock, has committed to own company stock and has continuously had a rule 14a-8 proposal at the company. There is no gap in time between the October 2010 broker letter and cover letter that is not covered by Mr. McRitchie's stock ownership, Mr. McRitchie's commitment to continuous stock ownership and Mr. McRitchie having had a rule 14a-8 proposal in front of the company.

The company argument is addressed to a scenario where a proponent withdraws his original proposal and then submits a revision of it one month later.

With the October 18, 2010 original the company received the benefit of advance notice of the 2011 rule 14a-8 proposal. Now the company seeks to impose an unsupported two-broker letter penalty after the company received the benefit of advance notice. The resolved statement of this rule 14a-8 proposals was never changed. There is no relationship whosoever with submitting a revision and any indication that a proponent sold company stock or rescinded his recent commitment to hold company stock past the annual meeting.

It does not make sense to impose a penalty on a revision when a revision can provide more updated information for shareholders to consider in voting at the annual meeting. A revision can also provide corrections or modifications which can result in avoiding the no action process altogether. There is no good reason to discourage revisions.

Companies make frequent use of revisions in submitting management opposition statements to proponents and even receive automatic waivers for their revisions on the rule 14a-8 requirement to give proponents 30-days advance notice.

Revisions, or the root of the word revision, is mentioned 50-times in Rule 14a-8 and the associated Staff Legal Bulletins 14 through 14E. Yet there is not one notation that a revision triggers a requirement for a second broker letter.

The company failed to provide clear notice of the basis for a need to submit two broker letters within 14-days of December 23, 2010 as this January 4, 2011 request for clarification shows:

----- Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Tue, 04 Jan 2011 06:11:53 -0800
To: Beverly L O'Toole <Beverly.OToole@gs.com>
Subject: Rule 14a-8 Proposal (GS) ≠

Dear Ms. O'Toole, There does not appear to be any text in rule 14a-8 or the related Staff Legal Bulletins equating a revision with a two broker letter requirement.

Revisions, or the root of the word revision, are mentioned 50-times in Rule 14a-8 and the associated Staff Legal Bulletins 14 through 14E. Rule 14a-8, and the Staff Legal Bulletins 14 through 14E that mention proposal revisions, say nothing about a corresponding need for two broker letters, notwithstanding the subjective company explanation. The proponent is entitled to a clear notice within 14-days and this does not appear to be met by the subjective company explanation introduced by "We believe ..."
Please advise today if there is a further question.
Sincerely,
John Chevedden
cc: James McRitchie

Additionally the company did not cite one relevant no action precedent to support its position in its no action request. In *General Electric Co.* (October 7, 2010) there was a gap of at least several days between the date of the broker letter and the date of the proposal. In *Union Pacific Corp.* (March 5, 2010) the proposal was postmarked on November 19, 2009 and the broker letter was dated November 17, 2009.

And the company did not cite even one no action precedent to support its position in its earlier request for two broker letters.

The company reference to SLB 14, Section E.2. on revisions is in the context of revisions after the rule 14a-8 proposal due date. The company does not claim that the December 7, 2010 revision was after the company rule 14a-8 due date.

This is to request that the Securities and Exchange Commission allow the revised resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: James McRitchie
Beverly O'Toole <beverly.otoole@gs.com>

[GS: Rule 14a-8 Proposal, October 18, 2010, December 7, 2010 Revision]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay. Only 24% of CEO pay was incentive based.

John Bryan, age 73 and with no other current major corporate directorship experience, was marked as a "Flagged (Problem) Director" because of his General Motors directorship as GM slid into bankruptcy and had to be bailed out by the U.S government. Mr. Bryan was still allowed seats on our three most important Board Committees. Mr. Bryan also attracted our highest negative votes.

In fact 8 of our 11 directors were on each of our three most important Board Committees. The Corporate Library said that there were concerns about whether the important duties assigned to each committee can be well executed by such a large and busy group.

A new director, Lee Scott, brings experience from the Wal-Mart board rated D by The Corporate Library. Another relatively new director, James Schiro, brings experience from the PepsiCo board also rated D by The Corporate Library.

Even with the negative of two inside directors, we still had no proxy access, no cumulative voting, no shareholder written consent, no independent board chairman or even a lead director.

Please encourage our board to respond positively to this proposal in order to initiate improved governance and turnaround the above type practices: **Special Shareowner Meetings – Yes on 3.***

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

January 11, 2011

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Request to Omit Shareholder Proposal of James McRitchie

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2011 Annual Meeting of Shareholders (together, the "2011 Proxy Materials") a shareholder proposal received from James McRitchie (the "Proponent"), with John Chevedden and/or his designee authorized to act as Mr. McRitchie's proxy. The Proponent submitted a form of the proposal to the Company on October 18, 2010 (the "Initial Proposal"), and submitted another form of the proposal on December 7, 2010 (the "Revised Proposal" and, together with the Initial Proposal, the "Proposals"). The full text of the Initial Proposal is attached as Exhibit A, the full text of the Revised Proposal is attached as Exhibit B and all other correspondence with the Proponent and Mr. Chevedden is attached as Exhibit C.

The Company believes it may properly omit both Proposals from the 2011 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange

Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes both Proposals from the 2011 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponent (and to Mr. Chevedden, as his designated representative) as notification of the Company's intention to omit the Proposals from the 2011 Proxy Materials.

I. The Proposals

The resolution included in each of the Proposals reads as follows:

"RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting."

The supporting statements, which differ significantly between the two Proposals, are included in Exhibit A and Exhibit B, respectively.

II. Reasons for Omission

We believe that the Proposals may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide proof of continuous stock ownership as of the date of submission of the Revised Proposal, and failed to timely correct this deficiency following receipt of a timely notice of deficiency from the Company. If the Staff does not agree that the Company may exclude both Proposals because proof of ownership was not provided, the Company intends to exclude the Revised Proposal, on the basis that the Company may, but need not, accept revisions to proposals pursuant to Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"). We also believe that both Proposals may properly be excluded pursuant to Rule 14a-8(i)(3) because the Proposals are vague and indefinite.

A. The Proposals may be excluded because the Proponent has failed to provide verification of requisite stock ownership under Rule 14a-8(b) as of the date of submission of the Revised Proposal and did not timely correct this deficiency in violation of Rule 14a-8(f)(1).

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted. In SLB 14, the Staff states that when "the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two means provided for in Rule 14a-8(b)(2). Rule 14a-8(f)(1) permits exclusion of a proposal that violates this eligibility requirement, provided that the company has timely notified the proponent of the deficiency and the proponent has failed to correct the deficiency within 14 calendar days of receipt of such notice.

The Proponent submitted the Initial Proposal to the Company on October 18, 2010, along with documentation from the broker holding the Proponent's shares establishing that as of October 18, 2010, the date of submission of the Initial Proposal, the Proponent beneficially owned the requisite number of shares of the Company continuously for at least one year prior to the date of submission (the "October 18 Broker Letter"). On December 7, 2010, the Proponent submitted the Revised Proposal, which included a materially revised supporting statement. The Proponent failed to provide documentation establishing that the Proponent had met the eligibility requirements of Rule 14a-8(b) as of December 7, 2010, the date of the version of the proposal that Proponent requests be included in the Company's 2011 Proxy Materials.

The Company believes that under the circumstances, the timely submission of the Revised Proposal amounted to a withdrawal of the Initial Proposal. The cover letter accompanying the Revised Proposal referred to the Revised Proposal as "my Rule 14a-8 proposal," provided that the "submitted format . . . is intended to be used for definitive proxy publication" and expressed his intention "to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting," all of which clearly indicate that the Revised Proposal (which was timely submitted to the Company) was intended to replace the Initial Proposal as the Proponent's Rule 14a-8 proposal for this proxy season. The cover letter submitted with the Revised Proposal is identical to the cover letter accompanying the Initial Proposal, except that the words "DECEMBER 7, 2010 REVISION" are handwritten on the Revised Proposal. The Proponent's inclusion of the same cover letter, with the necessary Rule 14a-8 representations and references, evidences his intent to withdraw the Initial Proposal and replace it with the Revised Proposal. Mr. Chevedden (acting on behalf of the Proponent) further evidences this intent by asserting, in an e-mail sent to the Company on January 4, 2011 (included in the materials in Exhibit C), that "[w]ith the October 18, 2010 original the company received the advantage of advance notice of the [R]ule 14a-8 proposal." By characterizing the Initial Proposal as mere "advance notice" of the Rule 14a-8 proposal, Mr. Chevedden confirms that the Revised Proposal is the true proposal submitted for inclusion in the 2011 Proxy Materials.

The nature of the revisions to the supporting statements supports the view that the Initial Proposal was withdrawn and replaced by the Revised Proposal. The revisions add significant Company-specific detail to the Initial Proposal, which was a purely generic proposal and appeared to be a mere "placeholder" for the Revised Proposal.

The Company believes that, in this context, the Revised Proposal has superseded the Initial Proposal. Here, the Revised Proposal was submitted prior to the Rule 14a-8 deadline with a statement of current intent to meet Rule 14a-8 requirements and indicated that the new form of proposal is intended to be used "for definitive proxy publication." In this context, it would not seem consistent with the Proponent's expressed intentions for the Company to consider the Initial Proposal as continuing to be the active proposal – the Initial Proposal was clearly withdrawn. Therefore, the Proponent is required by Rule 14a-8 to provide the requisite proof of ownership as of December 7, 2010.

On December 20, 2010, within 14 days of the Company's receipt of the Revised Proposal from the Proponent and after determining that the Proponent was not a shareholder of record, the Company sent a deficiency letter to Mr. Chevedden (on behalf of the Proponent, as requested by the Proponent) by overnight courier, with a copy also sent by e-mail on December 21, 2010. The deficiency letter notified the Proponent of the failure to provide sufficient proof of ownership as of December 7, 2010 in violation of the eligibility requirements of Rule 14a-8(b). The deficiency letter further informed the Proponent that he must respond or remedy the foregoing procedural deficiency within 14 calendar days from the date he received the notice. On January 2, 2011, Mr. Chevedden sent an e-mail to the Company stating that "[t]he original version was accompanied with a broker letter and a commitment to hold the company stock until after the 2011 annual meeting." Despite subsequent e-mails exchanged between the Company and Mr. Chevedden on January 3 and January 4, 2011, neither Mr. Chevedden nor the Proponent provided the Company with the requisite evidence of ownership. A copy of the deficiency letter and the subsequent correspondence are included in the materials in Exhibit C.

Contrary to Mr. Chevedden's assertion in his January 2 response, the statement by the Proponent in the cover letter accompanying the Initial Proposal that he "intend[s] to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting" is insufficient to prove ownership as of December 7, 2010, the date of submission of the Revised Proposal. A shareholder's statement of intention to hold securities through the date of the meeting is a separate requirement of Rule 14a-8(b) from the requirement to prove eligibility to submit the proposal. *See* Rule 14a-8(b)(2) and Rule 14a-8(b)(2)(ii)(C); *see also SLB 14*, Section C.1.d. (stating that a shareholder must provide a statement that the shareholder intends to continue holding the securities through the date of the shareholder meeting "regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal"). A statement of intent to hold shares, on its own, does not serve as proof of beneficial ownership of those shares meeting the requirements of Rule 14a-8.

The October 18 Broker Letter fails to establish the Proponent's eligibility to submit the Revised Proposal because it does not establish that he owned the requisite amount of Company shares for the one-year period prior to the submission of the Revised Proposal. Specifically, the October 18 Broker Letter does not establish that the Proponent owned the requisite amount of Company shares for the period between October 18, 2010 and December 7, 2010 (the date of submission of the Revised Proposal). The following example in SLB 14, Section C.1.c.3., makes clear the need for precision in demonstrating a shareholder's eligibility to submit a shareholder proposal pursuant to Rule 14a-8(b):

> **If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the**

shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year *as of the time the shareholder submits the proposal.* (Emphasis added).

Indeed, the Staff has consistently permitted exclusion of shareholder proposals pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) when the evidence of ownership submitted by the proponent is as of a date prior to the submission date of the proposal. *See, e.g., General Electric Co.* (Oct. 7, 2010) (a proposal submitted on June 22, 2010 is excludable under Rule 14a-8(b) and Rule 14a-8(f) because the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending June 16, 2010); *Union Pacific Corp.* (Mar. 5, 2010) (a proposal submitted in a letter postmarked November 19, 2009 is excludable under Rule 14a-8(b) and Rule 14a-8(f) because the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 17, 2009).

As such, the Company believes that the Revised Proposal is excludable because the Proponent has not affirmatively demonstrated his ownership as of December 7, 2010 and therefore has not satisfied the eligibility requirement to submit a Rule 14a-8 shareholder proposal to the Company.

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes both Proposals from the 2011 Proxy Materials on the basis that the Initial Proposal was withdrawn and that the Proponent failed to establish ownership of the Company's shares for the requisite period with respect to the Revised Proposal.

B. If the Initial Proposal is not deemed to be withdrawn, the Revised Proposal may be excluded pursuant to SLB 14 because the Company may, but need not, accept revisions to shareholder proposals.

If the Staff disagrees with the Company's analysis that the Initial Proposal was withdrawn, then the Company intends to exclude the Revised Proposal based on the Company's right to reject revisions to a submitted proposal.

SLB 14, Section E.1. states that "[t]here is no provision in [R]ule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement." SLB 14, Section E.2. provides the following guidance with respect to revised proposals submitted prior to the company's Rule 14a-8 deadline:

If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?

No, but it *may* accept the shareholder's revisions . . . .

The Staff has previously interpreted this guidance to permit exclusion of a shareholder proposal updating a previously submitted proposal where the company exercised its right to reject the revisions made in the subsequent submission. *See, e.g., Bank of America Corp.* (Feb. 13, 2002) and *SBC Communications Inc.* (Feb. 8, 2002). Here, too, the Company believes that even if the Staff does not permit exclusion on the bases discussed above, it should nevertheless agree that the Company may exclude the Revised Proposal and include the Initial Proposal.

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Revised Proposal from the 2011 Proxy Materials on the basis that the Company may reject the Proponent's revisions to the Initial Proposal.

C. The Proposals may be excluded under Rule 14a-8(i)(3) because they are vague and indefinite.

The Company also believes that either version of the Proposal may be excluded under Rule 14a-8(i)(3). Each of the Proposals request that the board "take the steps necessary unilaterally (to the fullest extent permitted by law)" to amend the Company's bylaws and each appropriate governing document to change the requisite threshold of share ownership to call a special shareholder meeting. The inclusion of the word "unilaterally" causes the Proposals to be vague and indefinite, and susceptible to multiple interpretations.

We note that, regardless of whether the Staff considers the Initial Proposal or the Revised Proposal to be the active proposal to be considered for the purposes of this analysis, the same rationale would apply to each because the objectionable language is identical in each Proposal. *See, e.g., Bank of America Corp.* (Feb. 13, 2002) and *SBC Communications Inc.* (Feb. 8, 2002) (in each case, the Staff first agreed with the company's request that it should consider the original proposal and exclude the revised proposal due to the lack of clarity in regard to whether proponent's subsequent revision withdrew and replaced the original proposal, and then excluded the original proposal on substantive grounds).

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Staff guidance provides that a proposal violates Rule 14a-8(i)(3) when it is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004). Under this standard, the Staff has consistently agreed that a proposal may be excluded where the meaning and application of terms or standards under the proposal may be subject to differing interpretations. For example, in *Int'l Business Machines* (Jan. 26, 2009) and *General Electric Co.* (Jan. 26, 2009, recon. denied Apr. 2, 2009), respectively, the Staff permitted exclusion of Mr. Chevedden's proposal requesting that the board amend the company by-laws and each appropriate governing document to revise the threshold for shareholders to call special meetings and further providing that such "bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board" as vague and indefinite because it was susceptible to at least two interpretations.

The language in the instant case is similarly vague and indefinite because it includes both a reference to unilateral action by the board of directors as well as the language formulated by the Staff (*i.e.*, "take the steps necessary") for situations where unilateral board action is impermissible. In *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB 14D"), the Staff described its treatment of "shareholder proposals that recommend, request, or require a board of directors to unilaterally amend the company's articles or certificate of incorporation." The Staff noted its policy of permitting shareholders who request that the board "take the steps necessary" to amend the charter, on the basis that this does not request unilateral action. In this case, the Proposals combine, in immediate succession, the inconsistent phrases "take the steps necessary," "unilaterally" and "to the fullest extent permitted by law." Neither shareholders nor the Company would know how to read these conflicting terms together. A revision to the special meeting threshold included in the Company's certificate of incorporation would require an amendment to the Company's certificate of incorporation, which the board could not unilaterally accomplish. How then is this language to be read? Is the board being asked to take only those steps that it is permitted to take unilaterally under applicable law (*e.g.*, "unilaterally" recommending an amendment to shareholders)? Is it being asked to amend the governing documents unilaterally only if such unilateral action would be permitted by law (which it would not be)? Shareholders acting on the Proposals would have no way to know how to interpret this language, and may falsely assume, given the formulation, that the board *does* have the unilateral ability to make the requested amendments.

Given the clarity of the Staff's guidance in SLB 14D on the appropriate wording of shareholder proposals relating to charter amendments, we believe that the Proposals' direct combination of conflicting terminology discussed by SLB 14D warrants exclusion under Rule 14a-8(i)(3).

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposals from the 2011 Proxy Materials on the basis that the Proposals are vague and indefinite and thus materially false and misleading.

*****

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact Gregory K. Palm (212-902-4762) or the undersigned (212-357-1584). Thank you for your attention to this matter.

Very truly yours,



Beverly L. O'Toole

Attachment

cc: James McRitchie (w/attachment)
John Chevedden (w/attachment)

EXHIBIT A

From: ***FISMA & OMB Memorandum M-07-16***
To: O'Toole, Beverly L [Legal]
Sent: Mon Oct 18 19:36:11 2010
Subject: Rule 14a-8 Proposal (GS)

Dear Ms. O'Toole, Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: James McRitchie

James McRitchie

FISMA & OMB Memorandum M-07-16

Mr. Lloyd C. Blankfein
Chairman of the Board
The Goldman Sachs Group, Inc. (GS)
200 W St
New York NY 10282
Phone: 212 902-1000

Dear Mr. Blankfein,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16) at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16***

Sincerely,



10/15/2010

James McRitchie Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: John F. W. Rogers
Corporate Secretary
Beverly O'Toole <beverly.otoole@gs.com>
Managing Director and Associate Gerald Counsel
PH: 212-357-1584
FX: 212-428-9103

Gregory Palm
General Counsel
PH: 212-902-4762
FX: 212-482-3966

[GS: Rule 14a-8 Proposal, October 18, 2010]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

Notes: James McRitchie, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB Memorandum M-07-16***

TD AMERITRADE

1005 North Ameritrade Place, Bellevue, NE 68005 tdameritrade.com

October 18, 2010

James McRitchie
FISMA & OMB Memorandum M-07-16

Re: TD AMERITRADE account ending in ***FISMA & OMB Memorandum M-07-16***

Dear James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held:

No less than 50 shares of Davita (DVA) since May 6, 2008,
No less than 100 shares of Fluor (FLR) since November 25, 2008 and
No less than 40 shares of Goldman Sachs Group (GS) since October 8, 2008.

If you have any further questions, please contact 800-669-3900 to speak with a TD AMERITRADE Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,



Nancy LeBron
Research & Resolution
TD AMERITRADE

EXHIBIT B

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, December 07, 2010 12:31 PM
To: O'Toole, Beverly L [Legal]
Subject: Rule 14a-8 Proposal Revision (GS)

Dear Ms. O'Toole, Please see the attached Rule 14a-8 Proposal Revision.
Sincerely,
John Chevedden
cc: James McRitchie

James McRitchie

FISMA & OMB Memorandum M-07-16

Mr. Lloyd C. Blankfein
Chairman of the Board
The Goldman Sachs Group, Inc. (GS)
200 W St
New York NY 10282
Phone: 212 902-1000

DECEMBER 7, 2010 REVISION

Dear Mr. Blankfein,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



10/15/2010

James McRitchie — Date

Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: John F. W. Rogers
Corporate Secretary
Beverly O'Toole <beverly.otoole@gs.com>
Managing Director and Associate Gerald Counsel
PH: 212-357-1584
FX: 212-428-9103

Gregory Palm
General Counsel
PH: 212-902-4762
FX: 212-482-3966

[GS: Rule 14a-8 Proposal, October 18, 2010, December 7, 2010 Revision]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay. Only 24% of CEO pay was incentive based.

John Bryan, age 73 and with no other current major corporate directorship experience, was marked as a "Flagged (Problem) Director" because of his General Motors directorship as GM slid into bankruptcy and had to be bailed out by the U.S government. Mr. Bryan was still allowed seats on our three most important Board Committees. Mr. Bryan also attracted our highest negative votes.

In fact 8 of our 11 directors were on each of our three most important Board Committees. The Corporate Library said that there were concerns about whether the important duties assigned to each committee can be well executed by such a large and busy group.

A new director, Lee Scott, brings experience from the Wal-Mart board rated D by The Corporate Library. Another relatively new director, James Schiro, brings experience from the PepsiCo board also rated D by The Corporate Library.

Even with the negative of two inside directors, we still had no proxy access, no cumulative voting, no shareholder written consent, no independent board chairman or even a lead director.

Please encourage our board to respond positively to this proposal in order to initiate improved governance and turnaround the above type practices: **Special Shareowner Meetings – Yes on 3.***

Notes: James McRitchie, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB Memorandum M-07-16***

EXHIBIT C

200 West Street | New York, New York 10282-2198
Tel: 212-357-1584 | Fax: 212-346-3588 | e-mail: beverly.otoole@gs.com

Beverly L. O' Toole
Managing Director
Associate General Counsel

Goldman Sachs

December 20, 2010

Via UPS Overnight

James McRitchie
c/o John Chevedden

FISMA & OMB Memorandum M-07-16

James McRitchie

FISMA & OMB Memorandum M-07-16

Re: The Goldman Sachs Group, Inc. ("Goldman Sachs")

Dear Mr. McRitchie:

This letter is being sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 in connection with the shareholder proposal you submitted to Goldman Sachs, which was dated and received by us on December 7, 2010, as well as the time frame for your response to this letter. Rule 14a-8(f) provides that we must notify you of any procedural or eligibility deficiencies with respect to the shareholder proposal, as well as the time frame for your response to this letter. We are sending this communication to you care of John Chevedden, as you requested, and we are also sending a copy to your address.

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted. Because you are requesting that we include the December 7 proposal in the proxy statement for our upcoming 2011 annual meeting of shareholders, and not the earlier proposal submitted on October 18, 2010, you must submit sufficient proof of ownership as of December 7, 2010.

Goldman Sachs' stock records do not indicate that you are the record owner of any shares of common stock. You did not submit to Goldman Sachs any proof of ownership as of December 7, 2010. The proof of ownership that you submitted was as of October 18, 2010, which, pursuant to SEC staff guidance, is not sufficient to demonstrate ownership as of December 7, 2010. See Question C(1)(c)(3) of SEC Staff Legal Bulletin No. 14, a copy of which is attached for your reference.

For this reason, we believe that your proposal may be excluded from our proxy statement for our upcoming 2011 annual meeting of shareholders unless this deficiency is cured within 14 calendar days of your receipt of this letter.

To remedy this deficiency, you must provide sufficient proof of ownership of the requisite number of shares of Goldman Sachs common stock as of December 7, 2010, the date the proposal was submitted to us. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of December 7, 2010, you continuously held the requisite number of shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the requisite number of shares for the one-year period.

Under Rule 14a-8(f), we are required to inform you that if you would like to respond to this letter or remedy the deficiency described above, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date that you first received this letter. We have attached a copy of Rule 14a-8 to this letter for your reference.

If you have any questions with respect to the foregoing, please contact me at (212) 357-1584. You may send any response to me at the address on the letterhead of this letter, by e-mail to beverly.otoole@gs.com or by facsimile to (212) 428-9103.

Very truly yours,



Beverly L. O'Toole
Assistant Secretary

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14 (CF)

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

Summary: This staff legal bulletin provides information for companies and shareholders on rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contact Person: For further information, please contact Jonathan Ingram, Michael Coco, Lillian Cummins or Keir Gumbs at (202) 942-2900.

A. <u>What is the purpose of this bulletin</u>?

The Division of Corporation Finance processes hundreds of rule 14a-8 no-action requests each year. We believe that companies and shareholders may benefit from information that we can provide based on our experience in processing these requests. Therefore, we prepared this bulletin in order to

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8; and
- suggest ways in which both companies and shareholders can facilitate our review of no-action requests.

Because the substance of each proposal and no-action request differs, this bulletin primarily addresses procedural matters that are common to companies and shareholders. However, we also discuss some substantive matters that are of interest to companies and shareholders alike.

We structured this bulletin in a question and answer format so that it is easier to understand and we can more easily respond to inquiries regarding its contents. The references to "we," "our" and "us" are to the Division of Corporation Finance. You can find a copy of rule 14a-8 in Release No. 34-40018, dated May 21, 1998, which is located on the Commission's website at www.sec.gov/rules/final/34-40018.htm.

B. Rule 14a-8 and the no-action process.

1. What is rule 14a-8?

Rule 14a-8 provides an opportunity for a shareholder owning a relatively small amount of a company's securities to have his or her proposal placed alongside management's proposals in that company's proxy materials for presentation to a vote at an annual or special meeting of shareholders. It has become increasingly popular because it provides an avenue for communication between shareholders and companies, as well as among shareholders themselves. The rule generally requires the company to include the proposal unless the shareholder has not complied with the rule's procedural requirements or the proposal falls within one of the 13 substantive bases for exclusion described in the table below.

Substantive Basis	Description
Rule 14a-8(i)(1)	The proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.
Rule 14a-8(i)(2)	The proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject.
Rule 14a-8(i)(3)	The proposal or supporting statement is contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.
Rule 14a-8(i)(4)	The proposal relates to the redress of a personal claim or grievance against the company or any other person, or is designed to result in a benefit to the shareholder, or to further a personal interest, which is not shared by the other shareholders at large.

Rule 14a-8(i)(5)	The proposal relates to operations that account for less than 5% of the company's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.
Rule 14a-8(i)(6)	The company would lack the power or authority to implement the proposal.
Rule 14a-8(i)(7)	The proposal deals with a matter relating to the company's ordinary business operations.
Rule 14a-8(i)(8)	The proposal relates to an election for membership on the company's board of directors or analogous governing body.
Rule 14a-8(i)(9)	The proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.
Rule 14a-8(i)(10)	The company has already substantially implemented the proposal.
Rule 14a-8(i)(11)	The proposal substantially duplicates another proposal previously submitted to the company by another shareholder that will be included in the company's proxy materials for the same meeting.
Rule 14a-8(i)(12)	The proposal deals with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials within a specified time frame and did not receive a specified percentage of the vote. Please refer to questions and answers F.2, F.3 and F.4 for more complete descriptions of this basis.
Rule 14a-8(i)(13)	The proposal relates to specific amounts of cash or stock dividends.

2. How does rule 14a-8 operate?

The rule operates as follows:

- the shareholder must provide a copy of his or her proposal to the company by the deadline imposed by the rule;
- if the company intends to exclude the proposal from its proxy materials, it must submit its reason(s) for doing so to the Commission and simultaneously provide the shareholder with a copy of that submission. This submission to the Commission of reasons for excluding the proposal is commonly referred to as a no-action request;
- the shareholder may, but is not required to, submit a reply to us with a copy to the company; and
- we issue a no-action response that either concurs or does not concur in the company's view regarding exclusion of the proposal.

3. What are the deadlines contained in rule 14a-8?

Rule 14a-8 establishes specific deadlines for the shareholder proposal process. The following table briefly describes those deadlines.

120 days before the release date disclosed in the previous year's proxy statement	Proposals for a regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the release date of the previous year's annual meeting proxy statement. Both the release date and the deadline for receiving rule 14a-8 proposals for the next annual meeting should be identified in that proxy statement.
14-day notice of defect(s)/ response to notice of defect(s)	If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8, generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.

80 days before the company files its definitive proxy statement and form of proxy	If a company intends to exclude a proposal from its proxy materials, it must submit its no-action request to the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission unless it demonstrates "good cause" for missing the deadline. In addition, a company must simultaneously provide the shareholder with a copy of its no-action request.
30 days before the company files its definitive proxy statement and form of proxy	If a proposal appears in a company's proxy materials, the company may elect to include its reasons as to why shareholders should vote against the proposal. This statement of reasons for voting against the proposal is commonly referred to as a statement in opposition. Except as explained in the box immediately below, the company is required to provide the shareholder with a copy of its statement in opposition no later than 30 calendar days before it files its definitive proxy statement and form of proxy.
Five days after the company has received a revised proposal	If our no-action response provides for shareholder revision to the proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, the company must provide the shareholder with a copy of its statement in opposition no later than five calendar days after it receives a copy of the revised proposal.

In addition to the specific deadlines in rule 14a-8, our informal procedures often rely on timely action. For example, if our no-action response requires that the shareholder revise the proposal or supporting statement, our response will afford the shareholder seven calendar days from the date of receiving our response to provide the company with the revisions. In this regard, please refer to questions and answers B.12.a and B.12.b.

4. What is our role in the no-action process?

Our role begins when we receive a no-action request from a company. In these no-action requests, companies often assert that a proposal is excludable under one or more parts of rule 14a-8. We analyze each of the bases for exclusion that a company asserts, as well as any arguments that the shareholder chooses to set forth, and determine whether we concur in the company's view.

The Division of Investment Management processes rule 14a-8 no-action requests submitted by registered investment companies and business development companies.

Rule 14a-8 no-action requests submitted by registered investment companies and business development companies, as well as shareholder responses to those requests, should be sent to

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

All other rule 14a-8 no-action requests and shareholder responses to those requests should be sent to

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

5. What factors do we consider in determining whether to concur in a company's view regarding exclusion of a proposal from the proxy statement?

The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company. We analyze the prior no-action letters that a company and a shareholder cite in support of their arguments and, where appropriate, any applicable case law. We also may conduct our own research to determine whether we have issued additional letters that support or do not support the company's and shareholder's positions. Unless a company has demonstrated that it is entitled to exclude a proposal, we will not concur in its view that it may exclude that proposal from its proxy materials.

6. Do we base our determinations solely on the subject matter of the proposal?

No. We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter. The following chart illustrates this point by showing that variations in the language of a proposal, or different bases cited by a company, may result in different responses.
As shown below, the first and second examples deal with virtually identical proposals,

but the different company arguments resulted in different responses. In the second and third examples, the companies made similar arguments, but differing language in the proposals resulted in different responses.

Company	Proposal	Bases for exclusion that the company cited	Date of our response	Our response
PG&E Corp.	Adopt a policy that independent directors are appointed to the audit, compensation and nomination committees.	Rule 14a-8(b) only	Feb. 21, 2000	We did not concur in PG&E's view that it could exclude the proposal. PG&E did not demonstrate that the shareholder failed to satisfy the rule's minimum ownership requirements. PG&E included the proposal in its proxy materials.
PG&E Corp.	Adopt a bylaw that independent directors are appointed for all future openings on the audit, compensation and nomination committees.	Rule 14a-8(i)(6) only	Jan. 22, 2001	We concurred in PG&E's view that it could exclude the proposal. PG&E demonstrated that it lacked the power or authority to implement the proposal. PG&E did not include the proposal in its proxy materials.
General Motors Corp.	Adopt a bylaw requiring a *transition to* independent directors for each seat on the audit, compensation and nominating committees as openings occur (emphasis added).	Rules 14a-8(i)(6) and 14a-8(i)(10)	Mar. 22, 2001	We did not concur in GM's view that it could exclude the proposal. GM did not demonstrate that it lacked the power or authority to implement the proposal or that it had substantially implemented the proposal. GM included the proposal in its proxy materials.

7. **Do we judge the merits of proposals?**

No. We have no interest in the merits of a particular proposal. Our concern is that shareholders receive full and accurate information about all proposals that are, or should be, submitted to them under rule 14a-8.

8. **Are we required to respond to no-action requests?**

No. Although we are not required to respond, we have, as a convenience to both companies and shareholders, engaged in the informal practice of expressing our enforcement position on these submissions through the issuance of no-action responses. We do this to assist both companies and shareholders in complying with the proxy rules.

9. **Will we comment on the subject matter of pending litigation?**

No. Where the arguments raised in the company's no-action request are before a court of law, our policy is not to comment on those arguments. Accordingly, our no-action response will express no view with respect to the company's intention to exclude the proposal from its proxy materials.

10. **How do we respond to no-action requests?**

We indicate either that there appears to be some basis for the company's view that it may exclude the proposal or that we are unable to concur in the company's view that it may exclude the proposal. Because the company submits the no-action request, our response is addressed to the company. However, at the time we respond to a no-action request, we provide all related correspondence to both the company and the shareholder. These materials are available in the Commission's Public Reference Room and on commercially available, external databases.

11. **What is the effect of our no-action response?**

Our no-action responses only reflect our informal views regarding the application of rule 14a-8. We do not claim to issue "rulings" or "decisions" on proposals that companies indicate they intend to exclude, and our determinations do not and cannot adjudicate the merits of a company's position with respect to a proposal. For example, our decision not to recommend enforcement action does not prohibit a shareholder from pursuing rights that he or she may have against the company in court should management exclude a proposal from the company's proxy materials.

12. What is our role after we issue our no-action response?

Under rule 14a-8, we have a limited role after we issue our no-action response. In addition, due to the large number of no-action requests that we receive between the months of December and February, the no-action process must be efficient. As described in answer B.2, above, rule 14a-8 envisions a structured process under which the company submits the request, the shareholder may reply and we issue our response. When shareholders and companies deviate from this structure or are unable to resolve differences, our time and resources are diverted and the process breaks down. Based on our experience, this most often occurs as a result of friction between companies and shareholders and their inability to compromise. While we are always available to facilitate the fair and efficient application of the rule, the operation of the rule, as well as the no-action process, suffers when our role changes from an issuer of responses to an arbiter of disputes. The following questions and answers are examples of how we view our limited role after issuance of our no-action response.

a. **If our no-action response affords the shareholder additional time to provide documentation of ownership or revise the proposal, but the company does not believe that the documentation or revisions comply with our no-action response, should the company submit a new no-action request?**

No. For example, our no-action response may afford the shareholder seven days to provide documentation demonstrating that he or she satisfies the minimum ownership requirements contained in rule 14a-8(b). If the shareholder provides the required documentation eight days after receiving our no-action response, the company should not submit a new no-action request in order to exclude the proposal. Similarly, if we indicate in our response that the shareholder must provide factual support for a sentence in the supporting statement, the company and the shareholder should work together to determine whether the revised sentence contains appropriate factual support.

b. **If our no-action response affords the shareholder an additional seven days to provide documentation of ownership or revise the proposal, who should keep track of when the seven-day period begins to run?**

When our no-action response gives a shareholder time, it is measured from the date the shareholder receives our response. As previously noted in answer B.10, we send our response to both the company and the shareholder. However, the company is responsible for determining when the seven-day period begins to run. In order to avoid controversy, the company should forward a copy of our response to the shareholder by a means that permits the company to prove the date of receipt.

13. Does rule 14a-8 contemplate any other involvement by us after we issue a no-action response?

Yes. If a shareholder believes that a company's statement in opposition is materially false or misleading, the shareholder may promptly send a letter to us and the company explaining the reasons for his or her view, as well as a copy of the proposal and statement in opposition. Just as a company has the burden of demonstrating that it is entitled to exclude a proposal, a shareholder should, to the extent possible, provide us with specific factual information that demonstrates the inaccuracy of the company's statement in opposition. We encourage shareholders and companies to work out these differences before contacting us.

14. What must a company do if, before we have issued a no-action response, the shareholder withdraws the proposal or the company decides to include the proposal in its proxy materials?

If the company no longer wishes to pursue its no-action request, the company should provide us with a letter as soon as possible withdrawing its no-action request. This allows us to allocate our resources to other pending requests. The company should also provide the shareholder with a copy of the withdrawal letter.

15. If a company wishes to withdraw a no-action request, what information should its withdrawal letter contain?

In order for us to process withdrawals efficiently, the company's letter should contain

- a statement that either the shareholder has withdrawn the proposal or the company has decided to include the proposal in its proxy materials;
- if the shareholder has withdrawn the proposal, a copy of the shareholder's signed letter of withdrawal, or some other indication that the shareholder has withdrawn the proposal;
- if there is more than one eligible shareholder, the company must provide documentation that all of the eligible shareholders have agreed to withdraw the proposal;
- if the company has agreed to include a revised version of the proposal in its proxy materials, a statement from the shareholder that he or she accepts the revisions; and
- an affirmative statement that the company is withdrawing its no-action request.

C. Questions regarding the eligibility and procedural requirements of the rule.

Rule 14a-8 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. Below, we address some of the common questions that arise regarding these requirements.

1. **To be eligible to submit a proposal, rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.**

   a. **How do you calculate the market value of the shareholder's securities?**

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

   b. **What type of security must a shareholder own to be eligible to submit a proposal?**

A shareholder must own company securities entitled to be voted on the proposal at the meeting.

Example

A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?

Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

d. Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?

Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

2. In order for a proposal to be eligible for inclusion in a company's proxy materials, rule 14a-8(d) requires that the proposal, including any accompanying supporting statement, not exceed 500 words. The following questions and answers address issues regarding the 500-word limitation.

a. May a company count the words in a proposal's "title" or "heading" in determining whether the proposal exceeds the 500-word limitation?

Any statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement. Therefore, any "title" or "heading" that meets this test may be counted toward the 500-word limitation.

b. Does referencing a website address in the proposal or supporting statement violate the 500-word limitation of rule 14a-8(d)?

No. Because we count a website address as one word for purposes of the 500-word limitation, we do not believe that a website address raises the concern that rule 14a-8(d) is intended to address. However, a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. In this regard, please refer to question and answer F.1.

3. Rule 14a-8(e)(2) requires that proposals for a regularly scheduled annual meeting be received at the company's principal executive offices by a date not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The following questions and answers address a number of issues that come up in applying this provision.

a. How do we interpret the phrase "before the date of the company's proxy statement released to shareholders?"

We interpret this phrase as meaning the approximate date on which the proxy statement and form of proxy were first sent or given to shareholders. For example, if a company having a regularly scheduled annual meeting files its definitive proxy statement and form of proxy with the Commission dated April 1, 2001, but first sends or gives the proxy statement to shareholders on April 15, 2001, as disclosed in its proxy statement, we will refer to the April 15, 2001 date as the release date. The company and shareholders should use April 15, 2001 for purposes of calculating the 120-day deadline in rule 14a-8(e)(2).

b. How should a company that is planning to have a regularly scheduled annual meeting calculate the deadline for submitting proposals?

The company should calculate the deadline for submitting proposals as follows:

- start with the release date disclosed in the previous year's proxy statement;
- increase the year by one; and
- count back 120 calendar days.

Examples

If a company is planning to have a regularly scheduled annual meeting in May of 2003 and the company disclosed that the release date for its 2002 proxy statement was April 14, 2002, how should the company calculate the deadline for submitting rule 14a-8 proposals for the company's 2003 annual meeting?

- The release date disclosed in the company's 2002 proxy statement was April 14, 2002.
- Increasing the year by one, the day to begin the calculation is April 14, 2003.
- "Day one" for purposes of the calculation is April 13, 2003.
- "Day 120" is December 15, 2002.
- The 120-day deadline for the 2003 annual meeting is December 15, 2002.
- A rule 14a-8 proposal received after December 15, 2002 would be untimely.

If the 120th calendar day before the release date disclosed in the previous year's proxy statement is a Saturday, Sunday or federal holiday, does this change the deadline for receiving rule 14a-8 proposals?

No. The deadline for receiving rule 14a-8 proposals is always the 120th calendar day before the release date disclosed in the previous year's proxy statement. Therefore, if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statement, and rule 14a-8 proposals received after business reopens would be untimely.

c. How does a shareholder know where to send his or her proposal?

The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

d. How does a shareholder know if his or her proposal has been received by the deadline?

A shareholder should submit a proposal by a means that allows him or her to determine when the proposal was received at the company's principal executive offices.

4. Rule 14a-8(h)(1) requires that the shareholder or his or her qualified representative attend the shareholders' meeting to present the proposal. Rule 14a-8(h)(3) provides that a company may exclude a shareholder's proposals for two calendar years if the company

included one of the shareholder's proposals in its proxy materials for a shareholder meeting, neither the shareholder nor the shareholder's qualified representative appeared and presented the proposal and the shareholder did not demonstrate "good cause" for failing to attend the meeting or present the proposal. The following questions and answers address issues regarding these provisions.

a. Does rule 14a-8 require a shareholder to represent in writing before the meeting that he or she, or a qualified representative, will attend the shareholders' meeting to present the proposal?

No. The Commission stated in Release No. 34-20091 that shareholders are no longer required to provide the company with a written statement of intent to appear and present a shareholder proposal. The Commission eliminated this requirement because it "serve[d] little purpose" and only encumbered shareholders. We, therefore, view it as inappropriate for companies to solicit this type of written statement from shareholders for purposes of rule 14a-8. In particular, we note that shareholders who are unfamiliar with the proxy rules may be misled, even unintentionally, into believing that a written statement of intent is required.

b. What if a shareholder provides an unsolicited, written statement that neither the shareholder nor his or her qualified representative will attend the meeting to present the proposal? May the company exclude the proposal under this circumstance?

Yes. Rule 14a-8(i)(3) allows companies to exclude proposals that are contrary to the proxy rules, including rule 14a-8(h)(1). If a shareholder voluntarily provides a written statement evidencing his or her intent to act contrary to rule 14a-8(h)(1), rule 14a-8(i)(3) may serve as a basis for the company to exclude the proposal.

c. If a company demonstrates that it is entitled to exclude a proposal under rule 14a-8(h)(3), can the company request that we issue a no-action response that covers both calendar years?

Yes. For example, assume that, without "good cause," neither the shareholder nor the shareholder's representative attended the company's 2001 annual meeting to present the shareholder's proposal, and the shareholder then submits a proposal for inclusion in the company's 2002 proxy materials. If the company seeks to exclude the 2002 proposal under rule 14a-8(h)(3), it may concurrently request forward-looking relief for any proposal(s) that the shareholder may submit for inclusion in the company's 2003 proxy materials. If we grant the company's request and the company receives a proposal from the shareholder in connection with the 2003 annual meeting, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal from its proxy materials for that meeting. Although we will retain that notice in our records, we will not issue a no-action response.

5. In addition to rule 14a-8(h)(3), are there any other circumstances in which we will grant forward-looking relief to a company under rule 14a-8?

Yes. Rule 14a-8(i)(4) allows companies to exclude a proposal if it relates to the redress of a personal claim or grievance against the company or any other person or is designed to result in a benefit to the shareholder, or to further a personal interest, that is not shared by the other shareholders at large. In rare circumstances, we may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance. As in answer C.4.c, above, if we grant this relief, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal(s) from its proxy materials. Although will retain that notice in our records, we will not issue a no-action response.

6. What must a company do in order to exclude a proposal that fails to comply with the eligibility or procedural requirements of the rule?

If a shareholder fails to follow the eligibility or procedural requirements of rule 14a-8, the rule provides procedures for the company to follow if it wishes to exclude the proposal. For example, rule 14a-8(f) provides that a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if

- within 14 calendar days of receiving the proposal, it provides the shareholder with written notice of the defect(s), including the time frame for responding; and
- the shareholder fails to respond to this notice within 14 calendar days of receiving the notice of the defect(s) or the shareholder timely responds but does not cure the eligibility or procedural defect(s).

Section G.3 – Eligibility and Procedural Issues, below, contains information that companies may want to consider in drafting these notices. If the shareholder does not timely respond or remedy the defect(s) and the company intends to exclude the proposal, the company still must submit, to us and to the shareholder, a copy of the proposal and its reasons for excluding the proposal.

a. **Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?**

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent.

b. **Should companies instruct shareholders to respond to the notice of defect(s) by a specified date rather than indicating that shareholders have 14 calendar days after receiving the notice to respond?**

No. Rule 14a-8(f) provides that shareholders must respond within 14 calendar days of receiving notice of the alleged eligibility or procedural defect(s). If the company provides a specific date by which the shareholder must submit his or her response, it is possible that the deadline set by the company will be shorter than the 14-day period required by rule 14a-8(f). For example, events could delay the shareholder's receipt of the notice. As such, if a company sets a specific date for the shareholder to respond and that date does not result in the shareholder having 14 calendar days after receiving the notice to respond, we do not believe that the company may rely on rule 14a-8(f) to exclude the proposal.

c. **Are there any circumstances under which a company does not have to provide the shareholder with a notice of defect(s)? For example, what should the company do if the shareholder indicates that he or she does not own at least $2,000 in market value, or 1%, of the company's securities?**

The company does not need to provide the shareholder with a notice of defect(s) if the defect(s) cannot be remedied. In the example provided in the question, because the shareholder cannot remedy this defect after the fact, no notice of the defect would be required. The same would apply, for example, if

- the shareholder indicated that he or she had owned securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal;
- the shareholder indicated that he or she did not own securities entitled to be voted on the proposal at the meeting;
- the shareholder failed to submit a proposal by the company's properly determined deadline; or

- the shareholder, or his or her qualified representative, failed to attend the meeting or present one of the shareholder's proposals that was included in the company's proxy materials during the past two calendar years.

In all of these circumstances, the company must still submit its reasons regarding exclusion of the proposal to us and the shareholder. The shareholder may, but is not required to, submit a reply to us with a copy to the company.

D. Questions regarding the inclusion of shareholder names in proxy statements.

1. If the shareholder's proposal will appear in the company's proxy statement, is the company required to disclose the shareholder's name?

No. A company is not required to disclose the identity of a shareholder proponent in its proxy statement. Rather, a company can indicate that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. May a shareholder request that the company not disclose his or her name in the proxy statement?

Yes. However, the company has the discretion not to honor the request. In this regard, if the company chooses to include the shareholder proponent's name in the proxy statement, rule 14a-8(l)(1) requires that the company also include that shareholder proponent's address and the number of the company's voting securities that the shareholder proponent holds.

3. If a shareholder includes his or her e-mail address in the proposal or supporting statement, may the company exclude the e-mail address?

Yes. We view an e-mail address as equivalent to the shareholder proponent's name and address and, under rule 14a-8(l)(1), a company may exclude the shareholder's name and address from the proxy statement.

E. Questions regarding revisions to proposals and supporting statements.

In this section, we first discuss the purpose for allowing shareholders to revise portions of a proposal and supporting statement. Second, we express our views with regard to revisions that a shareholder makes to his or her proposal before we receive a company's no-action request, as well as during the course of our review of a no-action request. Finally, we address the circumstances under which our responses may allow shareholders to make revisions to their proposals and supporting statements.

1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

Despite the intentions underlying our revisions practice, we spend an increasingly large portion of our time and resources each proxy season responding to no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance. This is not beneficial to all participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8 that are matters of interest to companies and shareholders alike. Therefore, when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading.

2. If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?

No, but it *may* accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under

- rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting; and
- rule 14a-8(e), which imposes a deadline for submitting shareholder proposals.

3. If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, must the company address those revisions?

No, but it *may* address the shareholder's revisions. We base our no-action response on the proposal included in the company's no-action request. Therefore, if the company indicates in a letter to us and the shareholder that it acknowledges and accepts the shareholder's changes, we will base our response on the revised proposal. Otherwise, we will base our response on the proposal contained in the company's original no-action request. Again, it is important for shareholders to note that, depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both.

4. If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, should the shareholder provide a copy of the revisions to us?

Yes. All shareholder correspondence relating to the no-action request should be sent to us and the company. However, under rule 14a-8, no-action requests and shareholder responses to those requests are submitted to us. The proposals themselves are not submitted to us. Because proposals are submitted to companies for inclusion in their proxy materials, we will not address revised proposals unless the company chooses to acknowledge the changes.

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

Basis	Type of revision that we may permit
Rule 14a-8(i)(1)	When a proposal would be binding on the company if approved by shareholders, we may permit the shareholder to revise the proposal to a recommendation or request that the board of directors take the action specified in the proposal.

Rule 14a-8(i)(2)	If implementing the proposal would require the company to breach existing contractual obligations, we may permit the shareholder to revise the proposal so that it applies only to the company's future contractual obligations.
Rule 14a-8(i)(3)	If the proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.
Rule 14a-8(i)(6)	Same as rule 14a-8(i)(2), above.
Rule 14a-8(i)(7)	If it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification.
Rule 14a-8(i)(8)	If implementing the proposal would disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming shareholder meeting, we may permit the shareholder to revise the proposal so that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming shareholder meeting.
Rule 14a-8(i)(9)	Same as rule 14a-8(i)(8), above.

F. Other questions that arise under rule 14a-8.

1. May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?

Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under rule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

2. Rule 14a-8(i)(12) provides a basis for a company to exclude a proposal dealing with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials. How does rule 14a-8(i)(12) operate?

Rule 14a-8(i)(12) operates as follows:

a. First, the company should look back three calendar years to see if it previously included a proposal or proposals dealing with substantially the same subject matter. If it has not, rule 14a-8(i)(12) is not available as a basis to exclude a proposal from this year's proxy materials.

b. If it has, the company should then count the number of times that a proposal or proposals dealing with substantially the same subject matter was or were included over the preceding five calendar years.

c. Finally, the company should look at the percentage of the shareholder vote that a proposal dealing with substantially the same subject matter received the last time it was included.

- If the company included a proposal dealing with substantially the same subject matter only once in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(i) if it received less than 3% of the vote the last time that it was voted on.

- If the company included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(ii) if it received less than 6% of the vote the last time that it was voted on.

- If the company included a proposal or proposals dealing with substantially the same subject matter three or more times in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(iii) if it received less than 10% of the vote the last time that it was voted on.

3. Rule 14a-8(i)(12) refers to calendar years. How do we interpret calendar years for this purpose?

Because a calendar year runs from January 1 through December 31, we do not look at the specific dates of company meetings. Instead, we look at the calendar year in which a meeting was held. For example, a company scheduled a meeting for April 25, 2002. In looking back three calendar years to determine if it previously had included a proposal or proposals dealing with substantially the same subject matter, any meeting held in calendar years 1999, 2000 or 2001 – which would include any meetings held between January 1, 1999 and December 31, 2001 – would be relevant under rule 14a-8(i)(12).

Examples

A company receives a proposal for inclusion in its 2002 proxy materials dealing with substantially the same subject matter as proposals that were voted on at the following shareholder meetings:

Calendar Year	1997	1998	1999	2000	2001	2002	2003
Voted on?	Yes	No	No	Yes	No	-	-
Percentage	4%	N/A	N/A	4%	N/A	-	-

May the company exclude the proposal from its 2002 proxy materials in reliance on rule 14a-8(i)(12)?

Yes. The company would be entitled to exclude the proposal under rule 14a-8(i)(12)(ii). First, calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is within the prescribed three calendar years. Second, the company included proposals dealing with substantially the same subject matter twice within the preceding five calendar years, specifically, in 1997 and 2000. Finally, the proposal received less than 6% of the vote on its last submission to shareholders in 2000. Therefore, rule 14a-8(i)(12)(ii), which permits exclusion when a company has included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years and that proposal received less than 6% of the shareholder vote the last time it was voted on, would serve as a basis for excluding the proposal.

If the company excluded the proposal from its 2002 proxy materials and then received an identical proposal for inclusion in its 2003 proxy materials, may the company exclude the proposal from its 2003 proxy materials in reliance on rule 14a-8(i)(12)?

No. Calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is still within the prescribed three calendar years. However, 2000 was the only time within the preceding five calendar years that the company included a proposal dealing with substantially the same subject matter, and it received more than 3% of the vote at the 2000 meeting. Therefore, the company would not be entitled to exclude the proposal under rule 14a-8(i)(12)(i).

4. How do we count votes under rule 14a-8(i)(12)?

Only votes for and against a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions and broker non-votes are not included in this calculation.

Example

A proposal received the following votes at the company's last annual meeting:

- **5,000 votes for the proposal;**
- **3,000 votes against the proposal;**
- **1,000 broker non-votes; and**
- **1,000 abstentions.**

How is the shareholder vote of this proposal calculated for purposes of rule 14a-8(i)(12)?

This percentage is calculated as follows:

$$\frac{\text{Votes For the Proposal}}{\text{(Votes Against the Proposal + Votes For the Proposal)}} = \text{Voting Percentage}$$

Applying this formula to the facts above, the proposal received 62.5% of the vote.

$$\frac{5{,}000}{3{,}000 + 5{,}000} = .625$$

G. **How can companies and shareholders facilitate our processing of no-action requests or take steps to avoid the submission of no-action requests?**

Eligibility and Procedural Issues

1. Before submitting a proposal to a company, a shareholder should look in the company's most recent proxy statement to find the deadline for submitting rule 14a-8 proposals. To avoid exclusion on the basis of untimeliness, a shareholder should submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices.

2. A shareholder who intends to submit a written statement from the record holder of the shareholder's securities to verify continuous ownership of the securities should contact the record holder before submitting a proposal to ensure that the record holder will provide the written statement and knows how to provide a written statement that will satisfy the requirements of rule 14a-8(b).

3. Companies should consider the following guidelines when drafting a letter to notify a shareholder of perceived eligibility or procedural defects:

   - provide adequate detail about what the shareholder must do to remedy all eligibility or procedural defects;

   - although not required, consider including a copy of rule 14a-8 with the notice of defect(s);

   - explicitly state that the shareholder must respond to the company's notice within 14 calendar days of receiving the notice of defect(s); and

   - send the notification by a means that allows the company to determine when the shareholder received the letter.

4. Rule 14a-8(f) provides that a shareholder's response to a company's notice of defect(s) must be postmarked, or transmitted electronically, no later than 14 days from the date the shareholder received the notice of defect(s). Therefore, a shareholder should respond to the company's notice of defect(s) by a means that allows the shareholder to demonstrate when he or she responded to the notice.

5. Rather than waiting until the deadline for submitting a no-action request, a company should submit a no-action request as soon as possible after it receives a proposal and determines that it will seek a no-action response.

6. Companies that will be submitting multiple no-action requests should submit their requests individually or in small groups rather than waiting and

sending them all at once. We receive the heaviest volume of no-action requests between December and February of each year. Therefore, we are not able to process no-action requests as quickly during this period. Our experience shows that we often receive 70 to 80 no-action requests a week during our peak period and, at most, we can respond to 30 to 40 requests in any given week. Therefore, companies that wait until December through February to submit all of their requests will have to wait longer for a response.

7. Companies should provide us with all relevant correspondence when submitting the no-action request, including the shareholder proposal, any cover letter that the shareholder provided with the proposal, the shareholder's address and any other correspondence the company has exchanged with the shareholder relating to the proposal. If the company provided the shareholder with notice of a perceived eligibility or procedural defect, the company should include a copy of the notice, documentation demonstrating when the company notified the shareholder, documentation demonstrating when the shareholder received the notice and any shareholder response to the notice.

8. If a shareholder intends to reply to the company's no-action request, he or she should try to send the reply as soon as possible after the company submits its no-action request.

9. Both companies and shareholders should promptly forward to each other copies of all correspondence that is provided to us in connection with no-action requests.

10. Due to the significant volume of no-action requests and phone calls we receive during the proxy season, companies should limit their calls to us regarding the status of their no-action request.

11. Shareholders who write to us to object to a company's statement in opposition to the shareholder's proposal also should provide us with copies of the proposal as it will be printed in the company's proxy statement and the company's proposed statement in opposition.

Substantive Issues

1. When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1).

2. When drafting a proposal, shareholders should consider what actions are within a company's power or authority. Proposals often request or require action by the company that would violate law or would not be within the power or authority of the company to implement.

3. When drafting a proposal, shareholders should consider whether the proposal would require the company to breach existing contracts. In our experience, we have found that proposals that would result in the company breaching existing contractual obligations face a much greater likelihood of being excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both. This is because implementing the proposals may require the company to violate law or may not be within the power or authority of the company to implement.

4. In drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact. To this end, shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate.

5. Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue. Shareholders who wish to contest a company's reliance on a legal opinion as to matters of state or foreign law should, but are not required to, submit an opinion of counsel supporting their position.

H. Conclusion

Whether or not you are familiar with rule 14a-8, we hope that this bulletin helps you gain a better understanding of the rule, the no-action request process and our views on some issues and questions that commonly arise during our review of no-action requests. While not exhaustive, we believe that the bulletin contains information that will assist both companies and shareholders in ensuring that the rule operates more effectively. Please contact us with any questions that you may have regarding information contained in the bulletin.

(§ 229.901(c) of this chapter) that involves an entity with securities registered pursuant to Section 12 of the Act (15 U.S.C. 78*l*); or

(iii) A roll-up transaction as defined in Item 901(c) of Regulation S-K (§ 229.901(c) of this chapter) that involves a limited partnership, unless the transaction involves only:

(A) Partnerships whose investors will receive new securities or securities in another entity that are not reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act (15 U.S.C. 78k-1); or

(B) Partnerships whose investors' securities are reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act (15 U.S.C. 78k-1).

(2) With respect to all other requests pursuant to this section, the registrant shall have the option to either mail the security holder's material or furnish the security holder list as set forth in this section.

(c) At the time of a list request, the security holder making the request shall:

(1) If holding the registrant's securities through a nominee, provide the registrant with a statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO § 240.14A-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO § 240.14A-7 When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

§240.14a–9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact

From: O"Toole, Beverly L [Legal]
To: ***FISMA & OMB Memorandum M-07-16***
Subject: The Goldman Sachs Group, Inc.
Date: Tuesday, December 21, 2010 3:05:53 PM
Attachments: Ltr from BOT to Chevedden-McRitchie (12-20).pdf
Importance: High

Below is a copy of the letter that was sent by UPS Overnight yesterday to both the Redondo Beach and Elk Grove addresses.

Yours truly,

Bev O'Toole

From: **FISMA & OMB Memorandum M-07-16***
To: O'Toole, Beverly L [Legal]
Sent: Sun Jan 02 17:18:51 2011
Subject: One Rule 14a-8 Proposal and Two Broker Letters Requested by Company (GS) ,

Dear Ms. O'Toole, Thank you for confirming receipt of the revised version of the October 18, 2010 rule 14a-8 proposal. The original version was accompanied with a broker letter and a commitment to hold the company stock until after the 2011 annual meeting. The attachment, which was meant to clarify the company letter, addresses a proposal revision, but does not state that a proposal revision creates an obligation for two broker letters.

Please advise on January 3, 2011 whether the company can explains this omission on the attachment which makes the company request contradictory and/or unsupported.
Sincerely,
John Chevedden
cc: James McRitchie

From: O'Toole, Beverly L [Legal]
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: The Goldman Sachs Group, Inc.
Date: Monday, January 03, 2011 4:15:34 PM

Dear Mr. Chevedden:

Thank you for your response. We believe that Rule 14a-8 (a copy of which was attached to our letter dated December 20) requires Mr. McRitchie to provide suitable proof of ownership as of the date he submitted the version of the proposal that he would like included in the proxy statement. Because he is requesting that we include the December 7 version of the proposal in our proxy statement, we have requested that he provide proof of ownership as of that date, as noted in our December 20 letter. The broker letter as of October 18 is not evidence of ownership as of December 7.

Please provide the requested evidence of ownership by the end of the day tomorrow, January 4, 2011 (14 calendar days after delivery of our letter addressed to you and Mr. McRitchie, which occurred on December 21, 2010).

Many thanks and happy new year,

Bev O'Toole

Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
200 West Street, 15th Floor
New York, New York 10282-2198
telephone: 212-357-1584
facsimile: 212-428-9103

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Sunday, January 02, 2011 5:19 PM
To: O'Toole, Beverly L [Legal]
Subject: One Rule 14a-8 Proposal and Two Broker Letters Requested by Company (GS) ,

Dear Ms. O'Toole, Thank you for confirming receipt of the revised version of the October 18, 2010 rule 14a-8 proposal. The original version was accompanied with a broker letter and a commitment to hold the company stock until after the 2011 annual meeting. The attachment, which was meant to clarify the company letter, addresses a proposal revision, but does not state that a proposal revision creates an obligation for two broker letters.

Please advise on January 3, 2011 whether the company can explains this omission on the attachment which makes the company request contradictory

and/or unsupported.
Sincerely,
John Chevedden
cc: James McRitchie

From:***FISMA & OMB Memorandum M-07-16***
To: O'Toole, Beverly L [Legal]
Sent: Tue Jan 04 09:11:53 2011
Subject: Rule 14a-8 Proposal (GS) ,

Dear Ms. O'Toole, There does not appear to be any text in rule 14a-8 or the related Staff Legal Bulletins equating a revision with a two broker letter requirement.

Revisions, or the root of the word revision, are mentioned 50-times in Rule 14a-8 and the associated Staff Legal Bulletins 14 through 14E. Rule 14a-8, and the Staff Legal Bulletins 14 through 14E that mention proposal revisions, say nothing about a corresponding need for two broker letters, notwithstanding the subjective company explanation. The proponent is entitled to a clear notice within 14-days and this does not appear to be met by the subjective company explanation introduced by "We believe ..." Please advise today if there is a further question.
Sincerely,
John Chevedden
cc: James McRitchie

From: O'Toole, Beverly L [Legal]
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: The Goldman Sachs Group, Inc.
Date: Tuesday, January 04, 2011 4:55:05 PM

Mr. Chevedden,

Thank you for your response. We refer you again to our notice of deficiency dated December 20, 2010, which notes that Mr. McRitchie's proposal submitted December 7, 2010 is deficient unless the requisite proof of ownership as of December 7, 2010 is provided.

Sincerely,

Bev O'Toole

Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
200 West Street, 15th Floor
New York, New York 10282-2198
telephone: 212-357-1584
facsimile: 212-428-9103

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, January 04, 2011 9:12 AM
To: O'Toole, Beverly L [Legal]
Subject: Rule 14a-8 Proposal (GS),

Dear Ms. O'Toole, There does not appear to be any text in rule 14a-8 or the related Staff Legal Bulletins equating a revision with a two broker letter requirement.

Revisions, or the root of the word revision, are mentioned 50-times in Rule 14a-8 and the associated Staff Legal Bulletins 14 through 14E. Rule 14a-8, and the Staff Legal Bulletins 14 through 14E that mention proposal revisions, say nothing about a corresponding need for two broker letters, notwithstanding the subjective company explanation. The proponent is entitled to a clear notice within 14-days and this does not appear to be met by the subjective company explanation introduced by "We believe ..."
Please advise today if there is a further question.
Sincerely,
John Chevedden
cc: James McRitchie

From:***FISMA & OMB Memorandum M-07-16***
To: O'Toole, Beverly L [Legal]
Sent: Tue Jan 04 21:29:55 2011
Subject: Rule 14a-8 Proposal (GS),

Dear Ms. O'Toole,
Referring back to the company December 20, 2010 letter, the October 18, 2010 original and its December 7, 2010 revision are the same proposal. The December 7, 2010 revision recommends taking the same action as the October 18, 2010 original. With the October 18, 2010 original the company received the advantage of advance notice of the rule 14a-8 proposal. Now the company wants to impose a broker letter penalty, that the company has not provided clear support for, after receiving the benefit of advance notice.
Sincerely,
John Chevedden
cc: James McRitchie